Exhibit 1

                                 WorldCom, Inc.
                          22001 Loudoun County Parkway
                                Ashburn, VA 20147


                                                                 August 25, 2003

Digex, Incorporated
14400 Sweitzer Lane
Laurel, MD 20707
Attn:      Max D. Hopper
           Chairman, Special Committee of the Board of Directors

           Re: Potential Tender Offer for Class A Common Stock of Digex, Incorporated

Dear Mr. Hopper:

           In reference to your letter to Jonathan Crane dated August 5, 2003 (the "August 5th Letter"), please note that on August 21, 2003 WorldCom, Inc. ("MCI") made an application with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") seeking the Bankruptcy Court's authorization and approval to acquire all of the outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Digex, Incorporated (the "Company") not beneficially owned by MCI and its subsidiaries at an increased cash purchase price of $0.80 per share. The other terms of our proposal remain unchanged from those set forth in my letter to you dated July 24, 2003.

           Subject to the Bankruptcy Court's authorization and approval, MCI intends to make a tender offer for all of the outstanding shares of Class A Common Stock at such $0.80 per share purchase price. Therefore, MCI hereby requests that the Special Committee make a formal recommendation of such offer and obtain final evaluations of such offer from the Special Committee's financial and legal advisors. We are prepared to meet with you to review and discuss our revised proposal, if so required.

           Our offer, if and when made, would involve required filings with the Securities and Exchange Commission and the mailing of appropriate materials to the public stockholders of Digex. Digex's stockholders should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13E-3) to be filed by MCI, which such stockholders will be able to obtain free of charge from the Securities and Exchange Commission's website at http://www.sec.gov or from MCI by directing a request to WorldCom, Inc., 22001 Loudoun County Parkway, Ashburn, VA 20147.

           Please be advised that we intend to disclose this revised proposal in an Amendment to our Schedule 13D relating to shares of Class A Common Stock, as required by law. We also intend to file this letter under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended.

           We appreciate your consideration of our revised proposal and look forward to your response.

                                             Very truly yours,

                                             WorldCom, Inc.


                                             By:  /s/ Robert T. Blakely
                                                --------------------------------
                                                 Robert T. Blakely
                                                 Executive Vice President and
                                                 Chief Financial Officer

cc:  Board of Directors of Digex, Incorporated